Exhibit 3.9

VenHub Global, Inc.

Nominating and Corporate Governance Committee

of the Board of Directors

[Reviewed & Adopted: June XX, 2025]

I. Purpose

The Nominating and Corporate Governance Committee (the “Governance Committee”) is a committee of the Board of Directors (the “Board”) of VenHub Global, Inc. (the “Company”). The purpose of the Governance Committee is to:

1.	Identify individuals who are qualified to become members of the Board, consistent with criteria approved by the Board.

2.	Select, or recommend for the Board’s selection, the director nominees for each annual meeting of shareholders.

3.	Develop and recommend to the Board a set of corporate governance principles applicable to the Company.

4.	Oversee the annual evaluation of the Board and Company management.

5.	Perform such other actions within the scope of this Governance Committee Charter as the Governance Committee deems necessary or advisable.

II. Governance Committee Membership

1.	Composition: The Governance Committee shall consist of at least two (2) members of the Board. All members of the Governance Committee must be “independent directors” in accordance with independence requirements of The Nasdaq Stock Market (“Nasdaq”) and the Securities and Exchange Commission (the “SEC”). Members of the Governance Committee shall be appointed by the Board and may be removed by the Board at its discretion.

2.	Independence Requirements: Each member of the Committee must:

o	Not accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, other than fees received as a member of the Board or any committee of the Board.

o	Not be an affiliated person of the Company or any subsidiary thereof, except as otherwise permitted under NASDAQ rules.

3.	Exceptional and Limited Circumstances: If the Committee consists of at least three (3) members, one director who is not independent as defined in Nasdaq Listing Rule 5605(a)(2) but is not a current officer or employee or an immediate family member of such person, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is in the best interests of the Company and its shareholders. The Board must disclose, in the next annual proxy statement (or in the Company’s next annual report on Form 10-K if the Company does not file a proxy statement), the nature of the relationship and the reasons for the determination. This member may not serve longer than two (2) years.

4.	Chairman: The Board shall appoint a Chairman for the Governance Committee. If the Board does not appoint a Chairman, the members of the Governance Committee may designate a Chairman by majority vote.

III. Meetings of the Governance Committee

1.	Frequency: The Governance Committee shall meet as often as it deems necessary or appropriate, but no less than quarterly, with at least one meeting to occur prior to the annual meeting of shareholders.

2.	Procedures: The provisions of the Company’s Bylaws that govern the conduct of Board committees shall govern the Governance Committee. The Governance Committee may adopt additional procedural rules that are not inconsistent with the Bylaws or this Charter.

IV. Authority and Responsibilities of the Governance Committee

The Governance Committee shall have the following authority and responsibilities:

1.	Board Composition and Evaluation: Evaluate the size and composition of the Board, develop criteria for Board membership, and assess the independence of existing and prospective directors in accordance with Nasdaq and SEC rules.

2.	Director Nomination Process: Seek and evaluate qualified individuals to become new directors as needed. Establish and maintain written procedures to review and recommend potential director nominees proposed by shareholders in accordance with the Company’s bylaws and applicable law and evaluate whether current Board members should be nominated for re-election.

3.	Selection of Nominees: Select, or recommend for the Board’s selection, the director nominees for each annual meeting of shareholders and to fill any vacancies on the Board.

4.	Board Structure: Evaluate the structure and operations of other Board committees. Recommend to the Board the qualifications for committee membership, committee member appointments and removals, and ensure proper committee reporting to the Board.

5.	Corporate Governance Principles: Develop and recommend to the Board a set of corporate governance principles applicable to the Company and periodically review and reassess these principles.

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7.	Board and Management Evaluations: Oversee the annual evaluation of the Board’s and management’s performance, including the performance of individual directors.

8.	Committee Performance Review: Annually review the Governance Committee’s own performance and the adequacy of this Governance Committee Charter. Recommend any proposed changes to the Board for approval.

9.	Advisors and Consultants: Retain independent advisors, including search firms, legal counsel, or other experts, as necessary to assist in the execution of the Governance Committee’s responsibilities. The Company shall provide appropriate funding, as determined by the Governance Committee, for the payment of compensation to any advisors retained by the Governance Committee.

10.	Access to Information: Have unrestricted access to the Company’s independent accountants, counsel, officers, and employees to perform its duties and responsibilities effectively.

11.	Legal and Regulatory Compliance: Discuss with the Company’s counsel any legal matters that may have a significant impact on the Governance Committee’s responsibilities or the Company’s governance practices.

12.	Reporting to the Board: Provide regular reports to the Board regarding the Governance Committee’s activities, recommendations, and decisions.

13.	Diversity. The Committee shall consider gender, racial, ethnic, and other diversity characteristics, as well as diversity of skills, experiences, and perspectives in identifying director nominees, consistent with applicable law and regulations regarding board diversity and disclosure requirements.

14.	Other Responsibilities: Perform such other activities consistent with this Governance Committee Charter, the Company’s Bylaws, applicable law, and Board directives as the Governance Committee deems necessary or appropriate to fulfill its responsibilities.

APPENDIX A – CRITERIA FOR DIRECTOR NOMINEES

In making recommendations to the Board of nominees to serve as directors, the Governance Committee will consider each nominee on a case-by-case basis, regardless of who recommended the nominee, and take into account all factors it considers appropriate, including but not limited to:

●	High personal and professional ethics, integrity, and values.

●	Ability to exercise sound business judgment.

●	Accomplishments in their respective fields with broad experience at the executive or policy-making level in business, government, education, technology, or public interest.

●	Relevant expertise and experience, including financial acumen, which will contribute to the Board’s effectiveness.

●	Ability to represent the interests of all shareholders and commitment to enhancing long-term shareholder value.

●	Sufficient time and availability to devote to the Board and enhance their knowledge of the Company’s business.

The Board also values diversity in its membership and believes it is essential to have a range of skills and perspectives represented. Specific qualities or skills that are considered necessary for at least one director include:

●	Experience and expertise to qualify as an “audit committee financial expert” as defined by the SEC.

●	Background as an active or former executive officer of a public or private company or leader of a major complex organization, such as a commercial, scientific, government, educational, or similar institution.

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